Mail Stop 3561

May 10, 2006

Mr. Homi B. Patel
Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606

>   **Re: Hartmarx Corporation**
>   **Form 10-K for the year ended November 30, 2005**
>   **Filed February 13, 2006**
>   **File No. 1-08501**

Dear Mr. Patel:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 5, 2006. Our review resulted in the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended November 30, 2005

Financial Statements

Consolidated Statement of Stockholders' Equity, page 31

1.   We note your response to comment 2 of our letter dated April 7, 2006. It appears that the effects of the error in accounting for treasury stock transactions on retained earnings and capital surplus were quantitatively material for all periods presented and that revising your shareholders' equity presentation prospectively would be inconsistent with the guidance in APB 20. Accordingly, we believe that

you should amend your filing to correct the error in your previously issued financial statements and include appropriate footnote disclosure regarding the nature of the error and the effects of its correction. If you believe that qualitative factors provide a basis for determining that the magnitude of the error is not material to your financial statements, please provide us with an analysis of those qualitative factors. Please also tell us whether your independent registered public accounting firm agrees with your materiality assessment and provide us with the name and telephone number of the national partner consulted.

Acquisitions, page 40

2.   We note your response to comment 3 of our letter dated April 7, 2006. Please file the employment agreements with the principals of Simply Blue and Misook as correspondence on EDGAR. If you believe that any information provided in response to our comment letter is confidential, Item 101(c) of Regulation S-T allows you to exclude that information from the submission. Freedom of Information Act Rule 200.83 sets forth the procedures for requesting confidential treatment for information contained in a response letter or for supplemental information provided to us. You should submit a written request for confidential treatment at the time the information is filed on EDGAR in accordance with the procedures of Rule 200.83. With regard to the Edgar filing, the non-confidential portions of the employment agreements should be submitted under the "CORRESP" header submission tag for the form type. Any confidential portion of the information should be omitted from the EDGAR submission and replaced by opening and closing brackets at the location of the omissions. Information should only be omitted as confidential if the omission is consistent with a FOIA exemption. With regard to a request for confidential treatment, the response letter or supplemental information should be submitted to the staff in paper, marked to show the omissions on EDGAR and containing the confidential treatment notation called for by Rule 200.83. Failure to provide specific direction as to what information in the response letter should be afforded confidential treatment under Rule 200.83 and to properly segregate the confidential materials as required by the Rule may result in elimination of any obligation to provide you with notification and appeal rights prior to the staff's release of the information. You must also send a copy of the request for confidential treatment by mail to the Office of Freedom of Information and Privacy Act Operations, SEC, Operations Center, 6432 General Green Way, Alexandria, VA 22312. For further guidance, please refer to Rule 200.83.

Form 10-Q for the Quarterly Period Ended February 28, 2006

3.   Please address the above comments as applicable.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses for our comments.

        If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. In his absence, direct your questions to William Thompson at (202) 551-3344. Any other questions may be directed to me at (202) 551-3716.

                                                Sincerely,

                                                William Choi
                                                Accounting Branch Chief